March 22, 2006



Mr. Brad Skinner
Accounting Branch Chief - Mail Stop 4561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                                       Re: TransNet Corporation, File No. 0-8693

Dear Mr. Skinner,

This letter confirms our conversation of March 17, 2006, regarding the Commission's comment letter dated March 15, 2006. In our conversation, I requested an extension for TransNet Corporation's response until April 15, 2006 due to timing issues. We appreciate your grant of the extension, and we shall do our best to adequately respond to the Commission's comments.

Very truly yours,


/s/ Susan M. Wilk
General Counsel